EXHIBIT 11.1


10th July 1997

To: Walker Wingsail America Inc (WWAI) Shareholders

Dear Shareholder:

I am afraid that, as many of you are already aware, it has not proved possible to raise the secondary funding needed to fulfil the original WWAI Business Plan through the procedures and at the share prices recommended by our US advisers. While it might be possible to restructure WWAI and to renegotiate the License Agreement so that more attractive terms could be offered to new investors, it has actually become clear that there is no definite requirement for the establishment of a US manufacturing plant for the next two years or so, since Walker Wingsail Systems plc (WWS) in Plymouth can readily satisfy the early stage demand. In addition, the cost to WWAI both in money and in executive and professional effort has already been heavy, and would under those circumstances continue or even increase.

The directors have therefore decided to recommend the acceptance of an offer of takeover of WWAI by WWS. Each shareholder in WWAI is now offered two Ordinary Shares of WWS stock for every share of WWAI stock held. If shareholders voting more than 50% of the issued share capital consent by or before 31st August 1997 control of WWAI will pass to WWS. If you consent you should send the duly completed Election/Consent Form to this office, together with your WWAI share certificate. The appropriate WWS share certificates will be issued without delay.

In the event of the takeover being approved by shareholders the WWAI Licence Agreement will be terminated and WWAI will be offered for sale by WWS as a shell company with the benefits of being an SEC approved and reporting corporation which is already on the NASD Electronic Bulletin Board in the USA. American shareholders may decide that it could be in their best interests to wait for that eventuality, and in that case they need take no action at this time.

Finally, since the Directors of WWAI were issued their shares at the inception of WWAI for nominal value, they will waive the issuance to and receipt by them of WWS shares in exchange for their holdings in WWAI.

Yours sincerely



John Walker
President

Encs:  Directors' Consents, Shareholders' Election/Consent Form, Takeover
Agreement